NOVAWEST

NovaWest Resources Inc.

[redacted]

News Release

For Immediate Release

NOVAWEST ACQUIRES IRON-T VANADIUM-TITANIUM-IRON PROJECT – STRENGTHENING ITS INTERESTS IN STRATEGIC NORTH AMERICAN FERROVANADIUM PROJECTS

Vancouver, BC - Tuesday, February 19th 2008, 11:30a.m. PDT

Novawest Resources Inc. (TSXV – "NVE"; Frankfurt – "NWN"), and its Board of Directors are very pleased to announce that the company has acquired its third Canadian Vanadium-Titanium-Iron Project. The newly acquired Iron-T Project, comprised of 17 mining claims, is situated in central Quebec west of the mining centre of Matagami. The acquisition of the Iron-T Vanadium-Titanium-Iron Project, coupled with the earlier acquisition of the SideLine Vanadium-Titanium-Iron Project (adjoining the well known Lac Dore Deposit) and the pending claim application covering the 5.5 billion pound Lac Dore Deposit firmly place Novawest at the forefront of North American Vanadium exploration and development. All three of these key projects are located in central Quebec, Canada. Novawest is committed to a strategic goal of creating, through acquisition and development, North America's only primary source of ferrovanadium; and is confident it has the assets and resources with which to achieve that goal.

By way of a Purchase Agreement, Novawest has acquired a 100-per-cent interest in the Iron-T Vanadium-Titanium-Iron Project by paying the vendors $250,000.00 and 900,000 common shares of Novawest. The shares being issued will be subject to a hold period per the policies of the TSX Venture Exchange. The purchase is also subject to approval by the TSX Venture Exchange. The Vendors will receive a 3% Net Smelter Return ("NSR"), of which Novawest may purchase, at its discretion, 1 ½% (one half) of the NSR for $500,000. Novawest also retains a First Right of Refusal on the balance of the NSR. Novawest has also committed to carry out a minimum of $500,000 in exploration within the first 2 years of ownership to move the project forward.

Novawest and the Vendors have also entered into an Area of Influence Agreement whereby any mineral claims, acquired by either Novawest or the Vendors, within 2 miles of the boundaries of the initial 17 claims will automatically be included in the Iron-T Project. Since the Agreement was executed, both Novawest and the Vendors have applied for all the available claims of immediate interest, adjoining or nearby the Iron-T project. The new claims will all be added to the Iron-T Project.

The Iron-T Fe-Ti-V Project consists of two groups of claims. One is located in Comporté-Lozeau Township (the Lorte property); the other in Isle-Dieu Township, west of the town of Matagami (the Lalanne group of claims).

The properties cover parts of the Bell River Complex which is a large, layered Archean intrusion occurring in the Matagami mining district. The Complex consists of western and eastern lobs separated by the Olga granodiorite pluton. The Complex is poorly documented despite the fact that it played an important role as a heat source for the mineralization of several massive sulphide deposits in the Matagami mining camp.

The Bell River complex has been divided into three main zones: a basal anorthosite zone; a layered gabbro zone and a zone consisting of apophyses, subsidiary intrusions and border zone. The layered gabbro zone consists of distinctly layered Fe-Ti-oxide-rich gabbro; more or less leucogabbro, minor anorthosite and pyroxenite. Vanadium mineralization within the Bell River Complex occurs within Fe-Ti-oxide -rich horizons in the layered ferrogabbro zone of the upper part of the Complex. The horizon is well defined on the ground and in aeromagnetic survey maps by its high magnetic susceptibility.

Oxide-rich gabbro horizons are about 10 m to 150 m wide with a subvertical dip. The gabbro is a mineralized cumulate with homogeneously disseminated oxide mineral contents of 20 to 60 modal % or homogeneous, massive bands with widths of several centimetres to tens of centimetres, with oxide mineral contents of 50 to 90 modal %. These mineralized bands form 60-80% of the layered gabbro zones. There is a sharp contact between mineralized oxide-rich gabbro and host gabbro- anorthosite sequences in the Bell River Complex.

Vanadium mineralization occurs in oxide-rich horizons within the upper parts of layered complexes such as the Bushveld. The distribution and geological relationships of these oxide-rich layers clearly indicate that they are magmatic ore deposits and that their genesis is directly related to processes that were operating during the late stages of fractional crystallization.

Previous exploration work carried out by Noranda Inc. during the 1990's delineated and confirmed the presence of iron, titanium and vanadium mineralizations over a distance of about 20 km. Channel sampling made on stripped outcrops as well as a limited diamond drilling campaign (4 ddh) have returned economic titanium and vanadium values. Chemical assays were confirmed by a microprobe analysis made by Lakefield Research (1998). Vanadium values obtained vary from 0.02% to 1.25% V^2O^5, Titanium values vary from 0.35 % to 51.84 % TiO^2 and Iron values vary from 17% to 57% Fe^2O^3, being quite similar to the nearby 5.5 billion pound Lac Dore Project, the second largest Vanadium deposit in the world.

Several assays made on channel samples were also assayed for gold, platinum and palladium. Some low values in platinum and palladium were obtained (up to 44 ppb) in samples showing higher chromium and cobalt grades in addition to higher vanadium and titanium values.

Vanadium is a strategic metal. Most vanadium is consumed as ferrovanadium (FeV) and used in the production of high-quality and high-strength steel (piping in the oil industry, tools) and metal alloys (titanium-vanadium-aluminum alloys) which is used in the aerospace industry. Vanadium foil is used as a bonding agent in cladding titanium to steel and generally by the aerospace industry. Medical implants often contain vanadium alloys because of their excellent stability. It is also used for production of catalysts, ceramics, glasses, pigments electronics and batteries. New uses are continuously being discovered for this metal. Japan, Canada and Australia are currently developing the next generation of vanadium redox batteries to power electric vehicles. China, Russia and South Africa are the leading vanadium-producing nations, where the mining and processing of magnetite-bearing ores make up the predominant source of vanadium production.

Novawest cautions that all of the numbers in this News Release pertaining to previous work on this property are historical and pre NI 43-101 in nature and derived from sources outside of Novawest.

The qualified person for the purposes of this news release is Dr. Christian G. Derosier, MSc, DSc, geology.

Novawest invites the public to visit its NEW website at http://www.Novawest.com or e-mail us at Novawest@Novawest.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its "NEW" website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed.

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